Corporate Resources Services, Inc.

160 Broadway

11th Floor

New York, New York 10038

March 23, 2010

Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:      Form 10-K for the Fiscal Year Ended September 30, 2009
Filed by Accountabilities, Inc. on December 28, 2009
File No. 0- 30734

Dear Mr. Kempf:

Below are the responses from Corporate Resources Services, Inc. (“CRS” or the “Company”) with respect to the comment letter dated February 19, 2010, sent to Accountabilities, Inc. regarding the above referenced filing.  As you may be aware, CRS became the filing successor to Accountabilities pursuant to a holding company reorganization whereby Accountabilities became a wholly-owned subsidiary of CRS.  The discussion below is presented in the order of the numbered comments in the comment letter.  For your convenience, each of the Company’s responses are preceded with an italicized recitation of the corresponding comment set forth in the comment letter.

Form 10-K

Management’s Discussion and Analysis

Revenues, Direct costs of revenues and Gross profit, pages 16 and 17

1.   We note in the last paragraph of page F-8 the decline in your permanent placement revenues from 2008 to 2009.  It appears this may have had a disproportionate impact on your gross profit.  Advise us and expand your MD&A so that the impact of each line of business on your gross profit and the trends in each revenue stream are transparent to readers.

Response

Permanent placement revenues were a small part of overall revenues in both fiscal years 2009 and 2008 and the impact of permanent placement revenues on gross profit was, in the Company’s opinion, not material.  The Company discontinued this business as part of its exit from all of its businesses related to finance and accounting

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services.  See Note 11 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008. In 2009, permanent placement revenues were $449,000 or 0.79% of the total revenues of $56,989,000.  In 2008, permanent placement revenues were $1,424,000 or 2.26% of the total revenues of $63,120,000.  The table below illustrates the impact of permanent placement revenues on the gross profit percentage from 2008 to 2009.

	2009	2008	Change
Overall gross profit percentage	12.9%	13.6%	(0.7%)
Gross profit percentage without permanent placement	12.4%	12.6%	(0.2%)

Due to the relatively small amounts of permanent placement revenues in both 2009 and 2008, the Company believes that the disclosures in the MD&A for this item in the Form 10-K filing for the fiscal year ended September 30, 2009 are adequate.  In any event, the effect of the absence of permanent placement revenues on the Company’s cash flow is immaterial.  However, the Company proposes to expand the disclosures related to this matter in the MD&A in applicable future filings as follows:

During the fiscal year ending September 30, 2009, the Company decided to focus more of its efforts on providing temporary commercial staffing and decrease its activities in the permanent placement of personnel.  Consequently, permanent placement revenues and gross profit have decreased to $449,000 and 28.7% in the current year from $1,424,000 and 41.9% in the corresponding prior year.

Selling, general and administrative expenses, page 17

2.   Refer to the penultimate paragraph of page F-22, which indicates the landlord of your vacated New Jersey headquarters claims that you continue to be obligated for your lease obligation through December 2014.  Please address this known uncertainty and its impact on future results of operations and capital resources, as required by Items 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K, and explain to us how you will be accounting for the lease obligation.

Response

The schedule of operating lease commitments in Note 14 to the financial statements includes the lease commitment for the Company’s vacated New Jersey headquarters.  For your information, the following table presents the total operating lease commitments in Note 14 along with the lease commitments for the Company’s vacated New Jersey headquarters:

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	Total Lease Commitments (includes N.J.)	NJ Headquarters Lease Commitments
2010	$508,000	$211,000
2011	373,000	201,000
2012	300,000	203,000
2013	276,000	205,000
2014	282,000	209,000
Thereafter	230,000	53,000
	$1,969,000	$1,082,000

Thus, the Company’s stockholders are provided with the information necessary for a complete understanding of the Company’s total lease commitments.

The Company is charging general and administrative expenses over the remaining term of the lease for the vacated premises in New Jersey.  The relatively small amounts of the future lease commitment related to the vacated premises will have very little impact on the Company’s capital resources or future cash outflows.  Consequently, the lease payments will have no material effect on any trends in the Company’s available future capital resources, and no material impact on future revenues, or income from continuing operations.  Therefore, the Company currently believes that no additional disclosures are necessary.  To the extent that the New Jersey lease commitments materially change in the future, additional disclosure will be included with respect to the impact such change has on the Company’s capital resources and future cash flows.

Financial Statements

Statement of Operations, page F-5

3.   It appears in substance Accountabilities is functioning as a placement agent on behalf of TSE.  As such, it is unclear why you are not reporting revenues net of amounts paid to TSE to clearly reflect the apparent economic substance of the employee leasing transactions.  Please revise accordingly or provide us a detailed analysis supporting your accounting policy, including specific reference to the appropriate accounting literature.

Response

Since inception the Company has historically functioned as the principal in its placements and qualifies for gross revenue reporting under GAAP.  The Company is responsible for generating all of its revenues, fulfilling all services necessary to earn its revenues, billing its customers directly, and collecting amounts due from customers.  After billing its customers, the Company sells its accounts receivable to a

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financial institution and directly borrows from this bank, with recourse, and is responsible for and pays all of its obligations.  In short, the Company is responsible for all of its business operations and bears all of the risks arising from its operations. The guidance found in ASC 605-45-45 (EITF 99-19) supports our contention.

Our business is to provide temporary placements to our customers with short-term personnel needs.  We bill our customers directly, have all customer contact, and our customers contact us about any and all matters pertaining to our placements, including complaints about our personnel placements and our billings to them.  Customers transact their business directly with our Company and are not aware of the existence of TSE or that it leases employees to us.  The indicators found in ASC 605-45-45, with respect to our Company, validates the reporting of gross revenues, as follows:

▪ the Company is directly responsible for providing the services desired by the customer including the fulfillment of services and the acceptability of the personnel provided;

▪ the Company establishes its fees, within competitive constraints;

▪ the Company, in consultation with its customers, provides personnel having the appropriate skill sets;

▪ the Company has full credit risk; and

▪ the amount the Company earns on each of its revenue transactions is not fixed.

4.   Notwithstanding the above comment, you should separately report all related party transactions and amounts on the face of the balance sheet, income statement, and statement of cash flows pursuant to 4-08(k) of Regulation S-X.

The Company provides disclosure with respect to related party transactions in its Exchange Act filings such that investors are provided with information on such transactions.  For example, please see Notes 5 and 7 to the Company’s financial statements for the fiscal year ended September 30, 2009, included in its Annual Report on Form 10-K.

In future filings, the Company will include disclosure within its balance sheets, statements of operations, and statements of cash flows as illustrated on the attached pages F-4, F-5, and F-6, which present modified information for the periods ended September 30, 2009 and 2008.

Please contact me at (646) 443-2380 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may

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not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jay H. Schecter
Jay H. Schecter
Chief Executive Officer

cc:        Michael Bernstein

            Kenneth L. Henderson, Esq.

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ACCOUNTABILITIES, INC.

BALANCE SHEETS

	September 30,	September 30,
	2009	2008

ASSETS

Current assets
Cash	$ 63,000	$ 69,000
Accounts receivable – less allowance for doubtful accounts of $188,000 and $445,000, respectively	996,000	1,362,000
Due from financial institution	130,000	202,000
Unbilled receivables	783,000	671,000
Prepaid expenses	299,000	326,000
Due from related party	21,000	51,000
Total current assets	2,292,000	2,681,000

Property and equipment, net	141,000	340,000
Other assets	21,000	10,000
Intangible assets, net	944,000	1,426,000
Goodwill	2,947,000	3,332,000
Total assets	$ 6,345,000	$ 7,789,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 1,579,000	$ 1,441,000
Accrued wages and related obligations-due to related party	1,801,000	1,962,000
Accrued wages and related obligations	35,000	47,000
Current portion of long-term debt	454,000	420,000
Current portion of related party long-term debt	811,000	946,000
Acquisition related contingent liability	-	193,000
Due to related party	344,000	61,000
Total current liabilities	5,024,000	5,070,000

Long-term debt, net of current portion	190,000	307,000
Related party long-term debt, net of current portion	580,000	1,144,000
Total liabilities	5,794,000	6,521,000

Commitments and contingencies (Note 14)

Stockholders’ equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; zero shares issued and outstanding	-	-
Common stock, $0.0001 par value, 95,000,000 shares authorized; 23,689,000 and 23,792,000 shares issued and outstanding, respectively	2,000	2,000
Additional paid-in capital	3,397,000	3,236,000
Accumulated deficit	(2,848,000)	(1,970,000)
Total stockholders’ equity	551,000	1,268,000

Total liabilities and stockholders’ equity	$ 6,345,000	$ 7,789,000

The accompanying notes are an integral part of these financial statements.

ACCOUNTABILITIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	September 30,	September 30,	September 30,
	2009	2008	2007

Revenue	$ 56,989,000	$ 63,120,000	$ 54,657,000

Direct cost of producing revenues—purchased from related party	49,647,000	54,531,000	46,838,000

Gross profit	7,342,000	8,589,000	7,819,000

Selling, general and administrative expenses *	7,299,000	7,573,000	6,529,000
Depreciation and amortization	411,000	445,000	321,000

(Loss) income from continuing operations	(368,000)	571,000	969,000

Interest expense	429,000	834,000	895,000
Loss on impairment of fixed assets	95,000	-	-
Loss on goodwill impairment	-	148,000	-
Net loss on debt extinguishments	-	100,000	-

Net (loss) income from continuing operations	(892,000)	(511,000)	74,000

Income (loss) from discontinued operations	14,000	(172,000)	(258,000)

Net loss	$ (878,000)	$ (683,000)	$ (184,000)

Net (loss) income per share from continuing operations:
Basic	$ (0.04)	$ (0.03)	$ 0.01
Diluted	$ (0.04)	$ (0.03)	$ 0.01

Net (loss) income per share from discontinued operations:
Basic	$ 0.00	$ (0.01)	$ (0.02)
Diluted	$ 0.00	$ (0.01)	$ (0.02)

Total net loss per share:
Basic	$ (0.04)	$ (0.03)	$ (0.01)
Diluted	$ (0.04)	$ (0.03)	$ (0.01)

Weighted average shares outstanding:
Basic	22,511,000	19,903,000	15,515,000
Diluted	22,511,000	19,903,000	15,515,000

* Includes $161,000, $291,000 and $29,000 for the fiscal years ended September 30, 2009, 2008 and 2007, respectively in non-cash charges for stock-based compensation.

The accompanying notes are an integral part of these financial statements.

ACCOUNTABILITIES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	September 30,	September 30,	September 30,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$ (878,000)	$ (683,000)	$ (184,000)
Less: net income (loss) from discontinued operations	14,000	(172,000)	(258,000)
Net (loss) income from continuing operations	$ (892,000)	$ (511,000)	$ 74,000

Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	411,000	445,000	321,000
Bad debt expense	211,000	156,000	188,000
Stock-based compensation	161,000	291,000	29,000
Loss on impairment of fixed assets	95,000	-	-
Net loss on debt extinguishments	-	100,000	-
Loss on goodwill impairment	-	148,000	-
Amortization of discount on long-term debt	-	18,000	7,000
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable including unbilled receivables	43,000	(787,000)	(339,000)
Due from financial institution	55,000	(79,000)	322,000
Prepaid expenses	24,000	(58,000)	15,000
Due to/from related party	313,000	(108,000)	(37,000)
Other assets	(11,000)	24,000	(2,000)
Accounts payable and accrued liabilities – related parties	29,000	452,000	253,000
Accounts payable and accrued liabilities	(1,000)	548,000	67,000
Net cash provided by operating activities- continuing operations	438,000	639,000	898,000
Net cash used in operating activities- discontinued operations	(36,000)	(225,000)	(280,000)
Net cash provided by operating activities	402,000	414,000	618,000

Cash flows from investing activities:
Purchase of property and equipment	(11,000)	(265,000)	(69,000)
Acquisitions	-	-	(730,000)
Net cash used in investing activities- continuing operations	(11,000)	(265,000)	(799,000)
Net cash used in investing activities- discontinued operations	-	-	-
Net cash used in investing activities	(11,000)	(265,000)	(799,000)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	-	275,000
Principal payments on long-term debt	(83,000)	(217,000)	(289,000)
Proceeds from issuance of long-term debt – related parties	-	62,000	384,000
Principal payments on long-term debt – related parties	(314,000)	(560,000)	(590,000)
Payments on contingent acquisition related liability	-	(64,000)	(191,000)
Proceeds from issuance of common stock	-	562,000	721,000
Net cash (used in) provided by financing activities-continuing operations	(397,000)	(217,000)	310,000
Net cash provided by financing activities-discontinued operations	-	-	-
Net cash (used in) provided by financing activities	(397,000)	(217,000)	310,000

Change in cash	(6,000)	(68,000)	129,000

Cash at beginning of period	69,000	137,000	8,000

Cash at end of period	$ 63,000	$ 69,000	$ 137,000

The accompanying notes are an integral part of these financial statements.